EXHIBIT 99.2

Fusion Fuel Announces Completion of QIND Acquisition and Executive Leadership Changes

DUBLIN, Nov. 26, 2024 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a leader in full-service green hydrogen solutions, today announced the successful closing of its previously disclosed transaction to acquire a controlling stake in Quality Industrial Corp. (OTC Pink: QIND) (“QIND”) through a share exchange. The completion of this strategic acquisition strengthens Fusion Fuel’s position in the energy engineering, supply, and services business, creating a robust platform to capitalize on growing demand in the renewable energy and industrial gas sectors.

As part of the transaction, Fusion Fuel has made several key leadership changes to align with its strategic vision. Effective immediately, John-Paul Backwell has been appointed Chief Executive Officer and will join the Company’s Board of Directors. Mr. Backwell will continue in his current role as Chief Executive Officer of QIND. Additionally, Frederico Figueira de Chaves, formerly the Company’s Chief Executive Officer, will transition to the role of Chief Strategy Officer and Head of Hydrogen Solutions. Gavin Jones continues as the Company’s Chief Financial Officer.

Remarking upon the changes, Jeffrey Schwarz, Chairman of the Board of Fusion Fuel said, “We are thrilled to welcome Mr. Backwell to our executive leadership team, further strengthening the depth and breadth of our management capabilities. His extensive multidisciplinary experience in business management, with particular emphasis on the scaling of companies, international market development, and mergers and acquisitions—will be instrumental in driving Fusion Fuel’s growth and delivering long-term value to its stakeholders. Over the course of his more than two-decade career, Mr. Backwell has demonstrated exceptional leadership, holding key roles as Chief Executive, Managing Director, and both Executive and Non-Executive Director.” Mr. Schwarz continued, “In his new role as Chief Strategy Officer and Head of Hydrogen Solutions, Mr. Figueira de Chaves will focus on operational excellence and driving innovation in Fusion Fuel’s core hydrogen engineering capabilities.”

John-Paul Backwell added: “I am honored to lead Fusion Fuel at this pivotal moment. This transaction marks a significant milestone in the evolution of Fusion Fuel’s business, providing the scale, synergies, and expertise needed to drive growth and deliver exceptional value to our stakeholders. Together with Frederico and the rest of the team, I am excited to build a world-class platform for engineering and advisory services across the energy and industrial sectors, helping to shape the future of energy and sustainability.”

The Company plans to hold an investor presentation to provide an overview of the strategic rationale behind this transaction, the vision for the combined company, and its plans for sustained growth in the hydrogen and industrial gases markets. The date and time of the presentation will be announced over the coming days, with access details to follow on the Company’s website.

Nasdaq Compliance Update

The Company has also announced that the hearing to appeal the delisting of its securities from Nasdaq has been scheduled for January 7, 2025. Management is confident that following the close of this transaction and the consolidation of financials, Fusion Fuel will meet the stockholder equity requirements for continued listing.

About Fusion Fuel Green plc

Fusion Fuel Green plc (NASDAQ: HTOO) is a leading provider of full-service energy engineering and advisory solutions, specializing in green hydrogen and broader industrial gas applications. Through its majority-owned subsidiary, Quality Industrial Corp., Fusion Fuel now offers an expanded portfolio of services, including the design, supply, installation, and maintenance of energy systems, as well as the transport and distribution of liquefied petroleum gas. The Company serves a diverse customer base spanning commercial buildings, mixed-use developments, heavy industries, and food service sectors, while continuing to drive innovation in the renewable energy space. Fusion Fuel is committed to advancing the global energy transition by delivering sustainable, efficient, and reliable energy solutions. Learn more about Fusion Fuel by visiting our website at https://www.fusion-fuel.eu and following us on LinkedIn.

A description of the Stock Purchase Agreement, dated November 19, 2024 (the “Purchase Agreement”), among the Company, QIND, and certain shareholders of QIND (the “Sellers”) is contained in a report on Form 6-K that was furnished by the Company to the Securities and Exchange Commission (the “SEC”) on November 20, 2024, and a copy of which was included as an exhibit to such Form 6-K. The description above is qualified in its entirety by reference to the full text of such exhibit.

The Purchase Agreement sets forth material terms and conditions for the transaction that, upon consummation, resulted in Fusion Fuel’s acquisition of approximately 70% of the issued and outstanding share capital of QIND. Certain post-closing requirements are applicable, including stockholder approval of related matters and Nasdaq clearance of a new initial listing application, and failure to satisfy such requirements within a certain period may result in the unwinding of the acquisition by the Company of the shares of QIND. A further description of these requirements is contained in a report on Form 6-K that is being furnished by the Company to the SEC on or around the date hereof. There can be no assurance that post-closing requirements for the acquisition will be met.

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including without limitation, the ability of the Company, QIND, and the Sellers to obtain all necessary regulatory and other consents and approvals in connection with the acquisition, the Company’s ability to complete the acquisition of QIND and integrate its business, obtain Nasdaq clearance of a new initial listing application in connection with the acquisition, and obtain stockholder approval of the matters to be voted on at a stockholders’ meeting to approve matters required to be approved in connection with the Purchase Agreement. Fusion Fuel has based these forward-looking statements largely on its current expectations, including but not limited the ability of the investment reported on to be consummated as anticipated. Such forward-looking statements are subject to risks and uncertainties (including those set forth in Fusion Fuel’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission) which could cause actual results to differ from the forward-looking statements.

Investor Relations Contact

ir@fusion-fuel.eu